Exhibit 99.1

DHT Holdings, Inc. second quarter 2015 results

HAMILTON, BERMUDA, July 28, 2015 – DHT Holdings, Inc. (NYSE:DHT) (“DHT” or the “Company”) today announced:
Financial and operational highlights:
USD mill. (except per share)
	Q2 2015	Q1 2015	Q4 2014	Q3 2014	Q2 2014	2014	2013
Net Revenue[1]	68.1	73.5	47.3	21.8	14.5	101.5	61.6
EBITDA	49.5	51.0	25.6	5.8	1.6	40.6	27.2
Net Income[1]	22.2	23.2	28.5[2]	(7.1)	(8.1)	12.9	(4.1)
EPS[3]	0.24	0.25	0.31	(0.10)	(0.12)	0.18	(0.24)
Interest bearing debt	628.2	654.4	661.3	640.7	204.4	661.3	156.4
Cash	137.1	176.5	166.7	134.4	146.2	166.7	126.1
Dividend[4]	0.15	0.15	0.05	0.02	0.02	0.11	0.08
Fleet (dwt)[5]	6,709,560	6,709,560	6,709,560	6,709,560	4,499,720	6,709,560	1,776,349
Spot exposure[6]	46.3%	61.5%	61.4%	61.0%	61.3%	58.2%	69.8%
Unscheduled off hire[6]	0.72%	0.13%	0.15%	0.53%	0.29%	0.55%	0.61%
Scheduled off hire[6]	0%	0%	0%	3.7%	3.3%	2.4%	1.13%

Highlights of the quarter:
•	EBITDA for the quarter of $49.5 million. Net income for the quarter of $22.2 million ($0.24 per basic share).
•	The Company’s VLCCs operating in the spot market achieved time charter equivalent earnings of $52,300 per day in the second quarter of 2015.
•	On July 22, 2015 the Company announced a new policy regarding dividend and capital allocation. As a result of the current tanker market, DHT intends to return at least 60% of its ordinary net income (adjusted for extraordinary items) to shareholders. Further, DHT intends to use a significant amount of surplus cash flow after returning such capital to shareholders to delever its balance sheet.

1Net of voyage expenses. 2013 Net Revenue includes $15.4 million in payment from Citigroup related to final settlement of sale of OSG claim.
2 Includes reversal of prior impairment charges totaling $31.9 million.
3 Basic EPS is calculated assuming all preferred shares issued on November 29, 2013 had been exchanged for common stock.
4 Per common share.
5 Q1-Q2 2015, Q1-Q4 2014 and 2014 include six newbuildings totaling 1,799,400 dwt to be delivered in 2015/2016.
6 As % of total operating days in period.

•	In accordance with the new dividend policy the Company will pay a dividend of $0.15 per common share for the quarter payable on August 20, 2015 for shareholders of record as of August 12, 2015.
•	As part of the Company’s capital allocation policy announced on July 22, 2015, the Company prepaid $20.0 million of bank debt during the quarter. The $20.0 million consists of $17.1 million remaining outstanding under the DVB loan agreement that had final maturity in April 2016 as well as $2.9 million under the RBS credit facility. Subsequent to these prepayments, the refinancing of the Samco Scandinavia and amended margin for the financing of DHT Hawk and DHT Falcon, the Company has $508.4 million in mortgage bank debt outstanding with an average margin above Libor of 2.3%.
•	A total of $290.4 million in bank financing, equal to about 50% of the contract prices, has been secured for the six newbuildings with an average margin above Libor of 2.4%. The six newbuildings are hence fully funded with previously raised equity and the committed debt financing, the latter which will be drawn at delivery of the newbuildings.

•	During the second quarter the Company extended the time charter for Samco Amazon for one year at a rate of about $46,000 per day.

•	DHT has a fleet of 20 VLCCs (including six VLCCs under construction at HHI), two Suezmaxes and two Aframaxes as well as a 50% ownership in Goodwood Ship Management. Of the 18 vessels currently in operation, ten are on fixed rate time charters and eight have spot market exposure. For more details on the fleet, please refer to our web site: http://dhtankers.com/index.php?name=About_DHT%2FFleet.html.

Second Quarter 2015 Financials
We reported shipping revenues for the second quarter of 2015 of $82.9 million compared to shipping revenues of $19.4 million in the second quarter of 2014. The increase from the 2014 period to the 2015 period was due to an increase in the fleet including the addition of seven vessels through the Samco acquisition in September 2014 and a stronger market.

Voyage expenses for the second quarter of 2015 were $14.8 million, compared to voyage expenses of $4.9 million in the second quarter of 2014. The increase was mainly due to an increase in the fleet and an increase in the number of vessels operating in the spot market.

Vessel operating expenses for the second quarter of 2015 were $14.0 million, compared to $10.1 million in the second quarter of 2014. The increase was due to an increase in the fleet. The operating expenses include $0.9 million in French Flag component being reimbursable from the respective clients time-chartering the four vessels in question with the reimbursement recorded as part of shipping revenues.

Depreciation and amortization, including depreciation of capitalized survey expenses, was $19.4 million for the second quarter 2015, compared to $8.3 million in the second quarter of 2014. The increase was mainly due to an increase in the fleet.

General & administrative expense (“G&A”) for the second quarter 2015 was $4.5 million, consisting of $2.8 million cash and $1.7 million non-cash, compared to $2.8 million in the second quarter of 2014. The year-on-year difference includes the addition of the Samco organization and building up DHT’s in-house commercial department.

Net financial expenses for the second quarter of 2015 were $7.9 million compared to $1.4 million in the second quarter of 2014. The increase from the 2014 period is due to an increase in debt related to vessels acquired, the issue of the $150 million convertible senior notes in September 2014 and the expense related to previously unamortized upfront fees related to the financing of the Samco Scandinavia that was refinanced in the second quarter partly offset by fair value gain on derivative financial instruments.

We had net income in the second quarter of 2015 of $22.2 million, or $0.24 per basic share and $0.22 per diluted share, compared to a net loss of $8.1 million, or $0.12 per basic share and $0.12 per diluted share in the second quarter of 2014.

Net cash provided by operating activities for the second quarter of 2015 was $33.7 million compared to $0.2 million used by operating activities for the second quarter 2014.  The increase is mainly due to an increase in the fleet and higher freight rates in the 2015 period.

Net cash used in investing activities for the second quarter of 2015 was $30.3 million mainly related to pre-delivery installments for VLCC newbuildings ordered. Net cash used in investing activities for the second quarter of 2014 was $71.0 million related the acquisition of one VLCC totaling $49.0 million and pre-delivery installments of $18.5 million for VLCC newbuildings ordered.

As of June 30, 2015, the Company had made $219.2 million in predelivery payments related to the six newbuilding contracts entered into in December 2013 and January and February 2014.  The remaining predelivery payments totaling $65.8 million are due in 2015. The final payments at delivery of the vessels totaling $288.1 million will be funded with bank debt financing that has been secured.

Net cash used in financing activities for the second quarter of 2015 was $42.7 million related to cash dividend paid and repayment of long term debt.  Net cash used by financing activities for the second quarter of 2014 was $2.5 million. In the second quarter of 2015 we prepaid a total of $20.0 million under two credit facilities.

We declared a cash dividend of $0.15 per common share for the second quarter of 2015 payable on August 20, 2015 for shareholders of record as of August 12, 2015.

We monitor our covenant compliance on an ongoing basis. As of the date of our most recent compliance certificates submitted for the second quarter of 2015, we remain in compliance with our financial covenants.

As of June 30, 2015, our cash balance was $137.1 million, compared to $166.7 million as of December 31, 2014.

As of June 30, 2015, we had 92,850,581 shares of our common stock outstanding compared to 69,433,163 as of June 30, 2014.  The increase is mainly a result of the issue of 23,076,924 shares of common stock during the third quarter of 2014.

First half 2015 Financials
We reported shipping revenues for the first half of 2015 of $178.5 million compared to shipping revenues of $43.9 million in the first half of 2014. The increase was due to a larger fleet including the addition of the seven Samco vessels from September 17, 2014 and a stronger market.

Voyage expenses for the first half of 2015 were $37.0 million compared to voyage expenses of $11.5 million in the first half of 2014. The increase was mainly due an increase in the fleet and more vessels trading in the spot market.

Vessel operating expenses for the first half of 2015 were $29.1 million, compared to $17.6 million in the first half of 2014. The increase was due to an increase in the fleet. The operating expenses include $1.7 million in French Flag component being reimbursable from the respective clients time-chartering the four vessels in question with the reimbursement recorded as part of shipping revenues.

Depreciation and amortization, including depreciation of capitalized survey expenses, was $39.0 million for the first half of 2015, compared to $15.3 million in the first half of 2014. The increase was due to an increase in the fleet.

G&A for the first half of 2015 was $12.0 million, consisting of $8.0 million cash and $4.0 million non-cash, compared to $5.5 million in the first half of 2014. The year-on-year difference includes the addition of the Samco organization and building up DHT’s in-house commercial department.

Net financial expenses for the first half of 2015 were $16.0 million, compared to $2.5 million in the first half of 2014.  The increase is due to an increase in debt related to vessels acquired, the issue of the $150 million convertible senior notes in September 2014 and the expense related to previously unamortized upfront fees related to the financing of the Samco Scandinavia that was refinanced in the second quarter partly offset by fair value gain on derivative financial instruments.

We had a net income for the first half of 2015 of $45.4 million, or $0.49 per basic share and $0.46 per diluted share, compared to a loss of $8.5 million, or $0.13 per basic share and $0.13 per diluted share in the first half of 2014.

Net cash provided by operating activities for the first half of 2015 was $76.4 million compared to $9.9 million for the first half of 2014.  The increase is mainly due to an increase in the fleet and higher freight rates in the 2015 period.

Net cash used by investing activities for the first half of 2015 was $50.2 million mainly related to pre-delivery installments for VLCC newbuildings ordered. Net cash used in investing activities for the first half of 2014 was $249.1 million mainly related the acquisition of three VLCCs totaling $148.0 million and pre-delivery installments of $95.7 million related to VLCC newbuildings ordered.

As of June 30, 2015, the Company had made $219.2 million in predelivery payments related to the six newbuilding contracts entered into in December 2013 and January and February 2014.  The remaining predelivery payments totaling $65.8 million are due in 2015. The final payments at delivery of the vessels totaling $288.1 million will be funded with bank debt financing that has been secured.

Net cash used in financing activities for the first half of 2015 was $55.9 million related to cash dividend paid and repayment of long term debt. Net cash provided by financing activities for the first half of 2014 was $259.3 million. In the first half of 2014 we completed a registered direct offering of 30,300,000 shares generating net proceeds of $215.7 million after expenses and issued long term debt of $47.4 million

As of June 30, 2015, our cash  balance was $137.1 million, compared to $146.2 million as of June 30, 2014.

As of June 30, 2015, we had 92,850,581 shares of our common stock outstanding compared to 69,433,163 as of June 30, 2014.  The increase is mainly a result of the issue of 23,076,924 shares of common stock during the third quarter of 2014.

Reconciliation of Non-GAAP financial measures ($ in thousands)

	Q2 2015	Q1 2015	Q4 2014	Q3 2014	Q2 2014	2014	2013
Reconciliation of Net Revenue and EBITDA

Shipping revenues	82,870	95,635	72,853	34,067	19,368	150,789	87,012
Voyage expenses	(14,787)	(22,175)	(25,570)	(12,253)	(4,873)	(49,333)	(25,400)
Net Revenue	68,082	73,460	47,283	21,815	14,495	101,455	61,612

Vessel operating expenses	(14,038)	(15,020)	(14,712)	(10,414)	(10,094)	(42,761)	(24,879)
Profit /( loss), sale of vessel	-	-	-	-	-	-	(669)
General and administrative expenses	(4,538)	(7,435)	(6,968)	(5,569)	(2,793)	(18,062)	(8,827)
EBITDA	49,507	51,005	25,603	5,832	1,607	40,632	27,236

EARNINGS CONFERENCE CALL INFORMATION
DHT will host a conference call at 8:00 a.m. EDT on Wednesday July 29, 2015 to discuss the results for the quarter.  All shareholders and other interested parties are invited to join the conference call, which may be accessed by calling 1 718 354 1152 within the United States, 23500486 within Norway and +44 20 3427 1901 for international callers. The passcode is “DHT”.  A live webcast of the conference call will be available in the Investor Relations section on DHT's website at http://www.dhtankers.com.
An audio replay of the conference call will be available through August 5, 2015.  To access the replay, dial 1 347 366 9565 within the United States, 21000498 within Norway or +44 20 3427 0598 for international callers and enter 6506288# as the pass code.

About DHT Holdings, Inc.
DHT is an independent crude oil tanker company. Our fleet trades internationally and consists of crude oil tankers in the VLCC, Suezmax and Aframax segments. We operate through our integrated management companies in Oslo, Norway and Singapore. You shall recognize us by our business approach with an experienced organization with focus on first rate operations and customer service, quality ships built at quality shipyards, prudent capital structure with robust cash break even levels to accommodate staying power through the business cycles, a combination of market exposure and fixed income contracts for our fleet and a transparent corporate structure maintaining a high level of integrity and good governance.  For further information: www.dhtankers.com.

Forward Looking Statements
This press release contains certain forward-looking statements and information relating to the Company that are based on beliefs of the Company's management as well as assumptions, expectations, projections, intentions and beliefs about future events, in particular regarding dividends (including our dividend plans, timing and the amount and growth of any dividends), daily charter rates, vessel utilization, the future number of newbuilding deliveries, oil prices and seasonal fluctuations in vessel supply and demand. When used in this document, words such as "believe," "intend," "anticipate," "estimate," "project," "forecast," "plan," "potential," "will," "may," "should" and "expect" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.  These statements reflect the Company's current views with respect to future events and are based on assumptions and subject to risks and uncertainties.  Given these uncertainties, you should not place undue reliance on these forward-looking statements.  These forward-looking statements represent the Company's estimates and assumptions only as of the date of this press release and are not intended to give any assurance as to future results.  For a detailed discussion of the risk factors that might cause future results to differ, please refer to the Company's Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 19, 2015.

 The Company undertakes no obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, except as required by law.  In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and the Company's actual results could differ materially from those anticipated in these forward-looking statements.

CONTACT:
Eirik Ubøe, CFO
Phone: +1 441 299 4912 and +47 412 92 712
E-mail: eu@dhtankers.com

DHT HOLDINGS, INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2015

DHT HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION (UNAUDITED)
($ in thousands except per share amounts)

ASSETS	Note	June 30, 2015	December 31, 2014
Current assets
Cash and cash equivalents		$137,077	166,684
Accounts receivable and accrued revenues	9	33,206	28,708
Prepaid expenses		2,263	972
Bunkers, lube oils and consumables		10,091	15,906
Total current assets		$182,636	212,271

Non-current assets
Vessels and time charter contracts	6	$949,241	988,168
Advances for vessels under construction	6	224,188	174,496
Other property, plant and equipment		757	463
Investment in associated company		2,871	2,697
Total non-current assets		$1,177,058	1,165,825

Total assets		$1,359,694	1,378,095

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued expenses		$14,060	29,999
Derivative financial liabilities		3,403	3,518
Current portion long term debt	5	50,677	31,961
Deferred shipping revenues		3,959	2,428
Total current liabilities		$72,099	67,906

Non-current liabilities
Long term debt	5	$577,505	629,320
Derivative financial liabilities		4,729	6,019
Total non-current liabilities		582,234	635,339

Total liabilities		$654,333	703,245

Stockholders' equity
Stock	7, 8	$929	925
Additional paid-in capital	7, 8	873,522	873,522
Accumulated deficit		(177,155)	(204,011)
Translation differences		(415)	(296)
Other reserves		8,481	4,712
Total stockholders equity		$705,361	674,851

Total liabilities and stockholders' equity		$1,359,694	1,378,095

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

DHT HOLDINGS, INC.

CONDENSED CONSOLIDATED INCOME STATEMENT (UNAUDITED)
($ in thousands except per share amounts)

		2Q 2015	Q2 2014	1H 2015	1H 2014
	Note	Apr. 1 - Jun. 30 2015	Apr. 1-Jun. 30, 2014	Jan. 1 - Jun. 30 2015	Jan. 1 - Jun. 30 2014
Shipping revenues		$82,870	19,368	$178,505	43,868

Operating expenses
Voyage expenses		(14,787)	(4,873)	(36,962)	(11,511)
Vessel operating expenses		(14,038)	(10,094)	(29,058)	(17,635)
Depreciation and amortization	6	(19,381)	(8,330)	(39,021)	(15,330)
General and administrative expense		(4,538)	(2,793)	(11,973)	(5,525)
Total operating expenses		$(52,744)	(26,090)	$(117,014)	(50,001)

Operating income		$30,126	(6,723)	$61,491	(6,133)

Share of profit from associated companies		116	-	198	-
Interest income		37	251	79	280
Interest expense		(9,126)	(1,461)	(17,633)	(2,662)
Fair value gain/(loss) on derivative financial instruments		1,225	0	1,404	-
Other financial income/(expenses)		(185)	(193)	(34)	(89)
Profit/(loss) before tax		$22,193	(8,126)	$45,505	(8,604)

Income tax expense		(7)	70	(96)	70
Net income/(loss) after tax		$22,186	(8,056)	$45,409	(8,534)
Attributable to the owners of parent		$22,186	(8,056)	$45,409	(8,534)

Basic net income/(loss) per share		0.24	(0.12)	0.49	(0.13)
Diluted net income/(loss) per share		0.22	(0.12)	0.46	(0.13)

Weighted average number of shares (basic)		92,850,581	69,418,410	92,730,185	63,281,581
Weighted average number of shares (diluted)		111,965,050	69,495,339	111,645,098	63,355,364

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Profit for the period		$22,186	(8,056)	$45,409	(8,534)

Other comprehensive income:
Items that will not be reclassified to income statement:
Remeasurement of defined benefit obligation (loss)		-	-	-	-
Total		$-	-	$-	-
Items that may be reclassified to income statement:
Exchange gain (loss) on translation of foreign currency
denominated associate and subsidiary		(27)	-	(119)	-
Total		$(27)	-	$(119)	-

Other comprehensive income		$(27)	-	$(119)	-

Total comprehensive income for the period		$22,158	(8,056)	$45,290	(8,534)

Attributable to the owners of parent		$22,158	(8,056)	$45,290	(8,534)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

DHT HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW (UNAUDITED)
($ in thousands)

		Q2 2015	2Q 2014	1H 2015	1H 2014
	Note	Apr. 1 - Jun. 30, 2015	Apr. 1-Jun. 30, 2014	Jan. 1 - Jun. 30, 2015	Jan. 1 - Jun. 30, 2014

Cash flows from operating activities:
Net income / (loss)		22,186	(8,056)	45,409	(8,534)
Items included in net income not affecting cash flows:
Depreciation	6	19,381	8,461	39,021	15,549
Amortization of debt issuance costs		2,503	-	4,213	-
Fair value (gain) / loss on derivative financial instruments		(1,225)	-	(1,404)	-
Compensation related to options and restricted stock		1,554	495	3,773	(476)
Share of profit in associated companies		(116)	-	(198)	-
Unrealized currency translation lossess / (gains)		(12)	-	24	-
Changes in operating assets and liabilities:
Accounts receivable and accrued revenues	9	(3,210)	1,907	(4,498)	4,720
Prepaid expenses		(934)	(272)	(1,290)	(1,344)
Accounts payable and accrued expenses		(5,977)	(2,169)	(15,975)	4,651
Deferred shipping revenues		(690)	-	1,531	-
Prepaid charter hire		-	(1,541)	-	(1,040)
Bunkers, lube oils and consumables		192	969	5,815	(3,642)
Net cash provided by operating activities		33,653	(206)	76,422	9,885

Cash flows from investing activities:
Investment in vessels		-	(71,001)	(44)	(171,883)
Investment in vessels under construction		(30,040)	-	(49,692)	(77,158)
Investment in property, plant and equipment		(284)	(11)	(428)	(11)
Net cash used in investing activities		(30,324)	(71,012)	(50,163)	(249,052)

Cash flows from financing activities
Issuance of stock	7, 8	-	(152)	-	215,737
Cash dividends paid	8	(13,928)	(1,388)	(18,553)	(2,773)
Issuance of long term debt	5	-	-	-	47,361
Repayment of long-term debt	5	(28,769)	(1,000)	(37,312)	(1,000)
Net cash provided by/(used) in financing activities		(42,697)	(2,540)	(55,865)	259,325

Net increase/(decrease) in cash and cash equivalents		(39,368)	(73,759)	(29,606)	20,158
Cash and cash equivalents at beginning of period		176,446	219,982	166,684	126,065
Cash and cash equivalents at end of period		137,077	146,224	137,077	146,224

Specification of items included in operating activities:
Interest paid		4,938	1,324	13,745	2,204
Interest received		32	174	79	203

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

DHT HOLDINGS, INC.

SUMMARY CONSOLIDATED STATEMENT OF CHANGES
 IN SHAREHOLDERS’ EQUITY (UNAUDITED)
($ in thousands except shares)

		Common Stock			Preferred Stock

				Paid-in			Paid-in
				Additional			Additional	Retained	Translation	Other	Total
	Note	Shares	Amount	Capital	Shares	Amount	Capital	Earnings	Differences	Reserves	Equity
Balance at January 1, 2014		29,040,975	$290	$447,393	97,579	$1	$44,634	$(210,683)	$	$3,118	$284,753
Net income/(loss) after tax								(8,534)			(8,534)
Other comprehensive income											-
Total comprehensive income								(8,534)	-		(8,534)
Cash dividends declared and paid								(2,773)			(2,773)
Issue of stock		30,300,000	303	215,430		-					215,733
Exchange of preferred stock		9,757,900	98	44,537	(97,579)	(1)	(44,634)				-
Compensation related to options and restricted stock		334,288	3							(476)	(473)
Balance at June 30, 2014		69,433,163	$694	$707,361	-	$-	$-	$(221,990)	$-	$2,642	$488,707

		Common Stock			Preferred Stock

				Paid-in			Paid-in
				Additional			Additional	Retained	Translation	Other	Total
	Note	Shares	Amount	Capital	Shares	Amount	Capital	Earnings	Differences	Reserves	Equity
Balance at January 1, 2015		92,510,086	$925	$873,522	-	$-	$-	$(204,011)	$(296)	$4,712	$674,851
Net income/(loss) after tax								45,409			45,409
Other comprehensive income									(119)		(119)
Total comprehensive income								45,409	(119)		45,290
Cash dividends declared and paid								(18,553)			(18,553)
Exchange of preferred stock											-
Compensation related to options and restricted stock		340,495	3							3,769	3,773
Balance at June 30, 2015		92,850,581	$929	$873,522	-	$-	$-	$(177,155)	$(415)	$8,481	$705,361

The accompanying notesare an integral part of these unaudited condensed consolidated financial statements

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED JUNE 30, 2015

Note 1 – General information
DHT Holdings, Inc. (“DHT” or the “Company”) is a company incorporated under the laws of the Marshall Islands whose shares are listed on the New York Stock Exchange. The Company’s principal executive office is located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The Company is engaged in the ownership and operation of a fleet of crude oil carriers.

The financial statements were approved by the Company’s Board of Directors (the “Board”) on July 28, 2015 and authorized for issue on July 28, 2015.

Note 2 – General accounting principles
The condensed consolidated interim financial statements do not include all information and disclosure required in the annual financial statements and should be read in conjunction with DHT’s audited consolidated financial statements included in its Annual Report on Form 20-F for 2014. Our interim results are not necessarily indicative of our results for the entire year or for any future periods.

The condensed financial statements have been prepared in accordance with IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”).

The condensed financial statements have been prepared on a historical cost basis, except for derivative financial instruments that have been measured at fair value. The accounting policies that have been followed in these condensed financial statements are the same as presented in the 2014 audited consolidated financial statements.

These interim financial statements have been prepared on a going concern basis.

Changes in accounting policy and disclosure

New and amended standards, and interpretations mandatory for the first time for the financial year beginning January 1, 2015 but not currently relevant to DHT (although they may affect the accounting for future transactions and events). The adoption did not have any effect on the financial statements:

Amendment to IAS 19	Defined Benefit Plans: Employee Contributions
Annual Improvements to IFRSs	2010 – 2012 Cycle
Annual Improvements to IFRSs	2011 – 2013 Cycle

Note 3 – Segment reporting
Since DHT’s business is limited to operating a fleet of crude oil tankers, management has organized the entity as one segment based upon the service provided. Consequently, the Company has one operating segment as defined in IFRS 8, Operating Segments.

Information about major customers:
As of June 30, 2015, the Company had 18 vessels in operation; ten were on fixed rate time charters and eight vessels operating in the spot market. For the period from April 1, 2015 to June 30, 2015 five customers represented $33.1 million, $11.5 million, $6.6 million, $6.2 million and $5.4 million, respectively, of the Company’s revenues. For the period from April 1, 2014 to June 30, 2014, five customers represented $3.1 million, $2.8 million, $2.4 million, $2.0 million and $1.8 million, respectively, of the Company’s revenues.

Note 4 – Business combinations

Samco Shipholding Pte. Ltd. - Singapore
On September 16, 2014 DHT Holdings Inc. acquired all the outstanding shares of Samco Shipholding Pte. Ltd. (“Samco”), a private company incorporated under the laws of the Republic of Singapore, for an estimated purchase price of $325.2 million of which $317.0 million was paid as initial consideration including $5.0 million that was deposited in an escrow fund pending final determination of any purchase price adjustment following the closing. DHT used the net proceeds of its registered direct offering of common stock and concurrent private placement of convertible senior unsecured notes due 2019 completed in September 2014, plus cash on hand, to fund the acquisition.

Included in the transaction was Samco’s 50% ownership in Goodwood Ship Management Pte. Ltd., a private ship management company incorporated under the laws of the Republic of Singapore.

No goodwill has been identified in the transaction.

During first quarter of 2015 the final purchase price of $324.6 million was agreed and the final consideration of $7.6 million was paid in April 2015.

The transaction included a total of $60.7 million in cash from Samco.

Net cash outflow on acquisition of subsidiary

Initial consideration paid in cash	317,005
Less: cash and cash equivalent balances aquired	(60,673)
Final consideration paid in cash	7,562
Net cash outflow as per June 30, 2015	263,894

Total consideration	324,567
Additional cash consideration	-

Note 5 – Interest bearing debt
As of June 30, 2015, DHT had interest bearing debt totaling $658.4 (including the $150 million convertible senior notes discussed in Note 7).

Scheduled debt repayments (USD million) and margin above Libor

	Q3 2015	Q4 2015	2016	2017	2018	Thereafter	Total	Margin above libor
RBS Credit Facility*	-	-	-	110.4	-	-	110.4	1.75%
DNB - Eagle	0.6	0.6	22.3		-	-	23.5	2.50%
DNB - Hawk/Falcon	1.0	1.1	4.0	4.0	4.0	30.0	44.0	2.50%
Nordea/DNB/DVB syndicate	5.1	5.1	20.4	20.4	20.4	220.2	291.8	2.50%
Credit Agricole - Samco Scandinavia	1.1	1.1	4.6	4.6	4.6	22.8	38.8	2.19%
Convertible Note						150.0	150.0
Total	7.9	7.9	51.3	139.4	29.0	423.0	658.4
Unamortized upfront fees bank loans and fair value adjustment							(7.1)
Difference amortized cost/notional amount convertible note							(23.1)
Total long term debt							628.2
*Commencing with the second quarter of 2016, subject to a free cash flow calculation, we will be required to pay installments under the RBS credit facility equal to free cash flow (after adjusting for capital expenditures for the next two quarters) for DHT Maritime, Inc. during the preceding quarter, capped at $7.5 million per quarter.

Nordea/DNB/DVB – six Samco vessels and DHT Condor
In December 2014 we entered into a credit facility in amount of $302.0 million with Nordea, DNB and DVB as lenders, and DHT Holdings, Inc. as guarantor for the re-financing of the financing of Samco Europe, Samco China, Samco Amazon, Samco Redwood, Samco Sundarbans and Samco Taiga as well as the financing of the DHT Condor.  Borrowings bear interest at a rate equal to Libor + 2.50% and are repayable in 20 quarterly installments of $5.1 million from March 2015 to December 2019 and a final payment of $199.8 million in December 2019. The credit facility is guaranteed by DHT and contains a covenant requiring that at all times the charter-free market value of the vessels that secure the credit facility be no less than 135% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain:
•	value adjusted* tangible net worth of $200 million
•	value adjusted* tangible net worth shall be at least 25% of value adjusted total assets
•	unencumbered consolidated cash of at least the higher of (i) $20 million and (ii) 6% of our gross interest bearing debt

*value adjusted defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

DNB – DHT Falcon and DHT Hawk
In February 2014 we entered into a credit facility for up to $50.0 million with DNB, as lender, and DHT Holdings, Inc. as guarantor for the financing of the acquisition of the two vessels, DHT Falcon and DHT Hawk.  Commencing in June 2015 borrowings bear interest at a rate equal to Libor + 2.50%, down from Libor + 3.25%.  The loan is repayable in 20 quarterly installments of $1.0 million from May 2014 to February 2019 and a final payment of $29.0 million in February 2019. The credit facility is guaranteed by DHT and contains a covenant requiring that at all times the charter-free market value of the vessels that secure the credit facility be no less than 135% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain:
•	value adjusted* tangible net worth of $150 million
•	value adjusted* tangible net worth shall be at least 25% of value adjusted total assets
•	unencumbered consolidated cash of at least the higher of (i) $20 million and (ii) 6% of our gross interest bearing debt

*value adjusted defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

RBS – DHT Maritime, Inc.
In April 2013 the Company’s wholly owned subsidiary, DHT Maritime, Inc., amended its credit agreement with the Royal Bank of Scotland (“RBS”) whereby the minimum value covenant has been removed in its entirety. Furthermore, the installments scheduled to commence in 2016 have been changed from a fixed $9.1 million per quarter to a variable amount equal to free cash flow in the prior quarter – capped at $7.5 million per quarter. Free cash flow is defined as an amount calculated as of the last day of each quarter equal to the positive difference, if any, between: the sum of the earnings of the vessels during the quarter and the sum of ship operating expenses, voyage expenses, estimated capital expenses for the following two quarters, general & administrative expenses, interest expenses and change in working capital. The next scheduled installment would at the earliest take place in Q2 2016. In connection with the prepayment of the DVB loan for DHT Phoenix in June 2015, we were required to prepay $2.8 million under the RBS facility (a proportionate amount of the RBS facility relative to the Company’s total debt). As of June 30, 2015 the total outstanding under the RBS credit facility is $110.4 million with final maturity in July 2017. In April 2013 the Company made a prepayment of $25 million and the margin has increased to 1.75%. DHT Maritime’s financial obligations under the credit agreement are guaranteed by DHT Holdings, Inc.

DHT Phoenix
In June 2015 we prepaid the total outstanding under the DHT Phoenix credit facility amounting to $17.1 million.

DHT Eagle
The DHT Eagle credit facility contains financial covenants related to the borrower as well as DHT on a consolidated basis. DHT covenants that, throughout the term of the credit agreement, DHT on a consolidated basis shall maintain unencumbered cash of at least $20 million, value adjusted tangible net worth of at least $100 million and value adjusted tangible net worth of no less than 25% of the value adjusted total assets.

Credit Agricole - Samco Scandinavia and DHT Tiger
In June 2015, Samco Gamma Ltd and DHT Tiger Limited entered into a credit agreement with Credit Agricole for the financing of the Samco Scandinavia and the newbuilding DHT Tiger expected to be delivered in October 2016.  As of June 30, 2015 the total outstanding under the Credit Agricole credit facility is $38.8 million related to the Samco Scandinavia.  The current outstanding under the credit facility is repayable with 34 quarterly installments of $1.1 million each. The loan bears interest at Libor plus a margin of 2.1875% and includes a covenant that the charter-free value of the vessel shall be at least 135%.  The credit facility is guaranteed by DHT and contains a covenant requiring that at all times the charter-free market value of the vessels that secure the credit facility be no less than 135% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain:
•	value adjusted* tangible net worth of $200 million
•	value adjusted* tangible net worth shall be at least 25% of value adjusted total assets
•	unencumbered consolidated cash of at least the higher of (i) $20 million and (ii) 6% of our gross interest bearing debt.

*value adjusted defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

As of the date of our most recent compliance certificates submitted to the banks, we remain in compliance with our financial covenants.

As of June 30, 2015, DHT has five interest rate swaps totaling $191.9 million with maturity ranging from the first quarter of 2017 to the second quarter of 2018.  The fixed interest rates range from 2.43% to 3.57%.  As of June 30, 2015, the fair value of the derivative financial liability related to the swaps amounted to $8.1 million.

As of June 30, 2015, the Company had entered into firm commitments for the debt financing of all six of its newbuildings ordered at HHI. The financing which will be drawn at delivery of the vessels equals about 50% of the contract prices with an average margin above Libor of 2.4%.

Note 6 – Vessels
The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of constructing new vessels. Historically, both charter rates and vessel values have been cyclical. The carrying amounts of vessels held and used by us are reviewed for potential impairment or reversal of prior impairment charges whenever events or changes in circumstances indicate that the carrying amount of a particular vessel may not accurately reflect the recoverable amount of a particular vessel. The Company is of the view that there were no events or changes in circumstances indicating that the carrying amount of a particular vessel may not accurately reflect the recoverable amount of a particular vessel as of June 30, 2015.

Cost of Vessels		Depreciation, impairment and amortization*
At January 1, 2015	$1,303,915	At January 1, 2015	$315,748
Additions	44	Depreciation and amortization expense	38,910
Retirement**	(7,085)	Retirement	(7,024)
At June 30, 2015	$1,296,874	At June 30, 2015	$347,633

Carrying Amount
At January 1, 2015	$988,168
At June 30, 2015	$949,241

*Accumulated numbers
**Relates to completed depreciation of subsequent expenditure for Samco Sundarbans and Samco Taiga, completed depreciation of drydocking for DHT Phoenix and completed amortization of time charter contract for Samco Redwood.

Vessels under construction
We have entered into agreements with HHI for the construction of six VLCCs with average contract price of $95.5 million including $2.3 million in additions and upgrades to the standard specification. As of June 30, 2015 we have paid pre-delivery installments totaling $219.2 million.

Cost of vessels under contruction
At January 1, 2015	$174,496
Additions	49,692
Disposals	0
At June 30, 2015	$224,188

Carrying Amount
At January 1, 2015	$174,496
At June 30, 2015	$224,188

The following table is a timeline of future expected payments and dates relating to vessels under construction as of June 30, 2015*:

Vessels under construction (USD million)	Jun. 30, 2015	Jan. 1, 2015
Not later than one year	212.5	164.2
Later than one year and not later than three years	141.4	237.9
Later than three years and not later than five years	0.0	0.0
Total	353.9	402.1

*These are estimates only and are subject to change as construction progresses.

Note 7 – Equity and Convertible Bond Offerings

Private Placement
Each share of our Series B Participating Preferred Stock that was issued in November 2013 in connection with a private placement was mandatorily converted into 100 shares of our common stock at a 1:100 ratio on February 4, 2014.

Registered Direct Offerings
On February 5, 2014 we completed a registered direct offering of 30,300,000 shares generating net proceeds of approximately $215.7 million.

On September 16, 2014 we completed a registered direct offering of 23,076,924 shares generating net proceeds of approximately $144.6 million after the payment of placement agent fees.

Convertible Senior Note Offering
On September 16, 2014 we completed a private placement of $150 million aggregate principal amount of convertible senior notes due 2019 (the "Notes"). DHT will pay interest at a fixed rate of 4.5% per annum, payable semiannually in arrears. Net proceeds to DHT were approximately $145.9 million after the payment of placement agent fees. The value of the conversion right has been estimated to $21.8 million; hence $21.8 million of the aggregate principal amount of $150.0 million has been classified as equity. The Notes will be convertible into common stock of DHT at any time after placement until one business day prior to their maturity. The initial conversion price was $8.125 per share of common stock (equivalent to 18,461,538 shares of common stock), and is subject to customary anti-dilution adjustments. As a result of the cumulative effect of previously announced cash dividends, the conversion price was adjusted to $7.8925 effective May 11, 2015. Based on the adjusted conversion price the total number of shares to be issued would be 19,005,385.

Note 8 – Stockholders equity and dividend payment
	Common stock	Preferred stock
Issued at June 30, 2015	92,850,581	-
Shares to be issued assuming conversion of convertible notes*	23,620,765
Numbers of shares authorized for issue at June 30, 2015	150,000,000	1,000,000
Par value	$0.01	$0.01
*assuming the maximum fundamental change conversion rate.

Common stock:
Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders.

Preferred stock:
Terms and rights of preferred shares will be established by the board when or if such shares would be issued.

Series B
Under the terms of the Private Placement that closed in November 2013, 97,579 shares of Series B Participating Preferred Stock, par value $0.01 per share, were designated and issued by the Company.

The Series B Participating Preferred Stock participated with the common stock in all dividend payments and distributions in respect of the common stock (other than dividends and distributions of common stock or subdivisions of the outstanding common stock) pro rata, based on each share of the Series B Participating Preferred Stock equaling 100 shares of common stock.  In addition, one share of issued and outstanding Series B Participating Preferred Stock equaled 100 shares of common stock for purposes of voting rights.

On February 4, 2014, all issued and outstanding shares of our Series B Participating Preferred Stock were mandatorily exchanged into shares of common stock at a 1:100 ratio after which the Company has no preferred shares outstanding.

Dividend payment:
Dividend payment as of June 30, 2015:
Payment date:	Total payment	Per common share
May 22, 2015	$13.9 million	$0.15
February 19, 2015	$4.6 million	$0.05
Total payment as of June 30, 2015:	$18.6 million	$0.20

Divident payment as of December 31, 2014:
Payment date:	Total payment	Per common share
November 26, 2014	$1.9 million	$0.02
September 17, 2014	$1.4 million	$0.02
May 22, 2014	$1.4 million	$0.02
February 13, 2014	$1.4 million	$0.02
Total payment as of December 31, 2014:	$6.1 million	$0.08

Note 9 – Accounts receivable and accrued revenues
Accounts receivable and accrued revenues totaling $33.2 million as of June 30, 2015 consists mainly of accrued revenue not invoiced of $8.9 million and accounts receivable of $22.5 million with no material amounts overdue.

Note 10 - Financial risk management, objectives and policies
Note 10 in the 2014 annual report on Form 20-F provides for details of financial risk management objectives and policies.

The Company’s principal financial liability consists of long-term debt with the main purpose being to partly finance the Company’s assets and operations. The Company’s financial assets mainly comprise cash. The Company is exposed to market risk, credit risk and liquidity risk. The Company’s senior management oversees the management of these risks.

Note 11 – Subsequent Events

Dividend
On July 28, 2015 the Board approved a dividend of $0.15 per common share related to the second quarter 2015 to be paid on August 20, 2015 for shareholders of record as of August 12, 2015.